ZJK Industrial Co., Ltd.

September 25, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	ZJK Industrial Co., Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on June 21, 2024
File No.: 333-280371

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, Cathay Securities, Inc., as the representative of the several underwriters, hereby join in the request by ZJK Industrial Co., Ltd. that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on September 27, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representative of the several underwriters, wish to advise you that we have distributed to each underwriter and dealer who is reasonably anticipated to participate in the distribution of the security to be offered a sufficient number of copies of the preliminary prospectus dated August 20, 2024 as it appears to be reasonable to secure their adequate distribution.

We, the undersigned, as the representative of the several underwriters, confirm that we have complied and will continue to comply with, and we have been informed or will be informed by the participating underwriters and dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Cathay Securities, Inc.

By:	/s/ Xiaoyu Li
Name:	Xiaoyu Li
Title:	Chief Executive Officer